UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                    a21, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    002184109
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                                 (CUSIP Number)

                                                   with a copy to:
    Mr. Jonathan Gallen                            Robert G. Minion, Esq.
    Ahab Partners, L.P.                            Lowenstein Sandler PC
    299 Park Avenue                                65 Livingston Avenue
    New York, New York 10171                       Roseland, New Jersey  07068
    (212) 284-7966                                 (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         002184109
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                       Jonathan Gallen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC, OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:             20,200,000*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        20,200,000*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   20,200,000*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):  26.2%*
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14. Type of Reporting Person (See Instructions):   IA, IN
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* As of  April  27,  2006,  Ahab  Partners,  L.P.  ("Ahab  Partners")  and  Ahab
International, Ltd. ("Ahab International," and, together with Ahab Partners, the "Ahab Funds") held an aggregate of 20,200,000 shares of common stock, par value $0.001 per share (the "Shares"), of a21, Inc., a Texas corporation (the "Company"). On April 27, 2006, Queequeg Partners, L.P. ("Queequeg Partners") and Queequeg, Ltd. ("Queequeg Ltd.," and, together with Queequeg Partners, the "Queequeg Funds") purchased notes (the "Notes") issued jointly by the Company and one of its affiliates in the aggregate principal amount of $2,000,000. Upon the Company's receipt of written authorization of a majority of its shareholders to increase the number of its authorized shares to allow for the full conversion of the Notes into Shares, the Notes will be convertible into 3,076,922 Shares, subject to adjustment in certain circumstances. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by the Ahab Funds and the Queequeg Funds. Accordingly, for the purposes of Rule 13d-3 under the
Securities  Exchange  Act  of  1934,  as  amended,   Mr.  Gallen  is  deemed  to
beneficially own 20,200,000 Shares, or 26.2% of the Shares deemed issued and outstanding as of April 27, 2006. Upon satisfaction of the condition precedent with respect to the Notes described above, Mr. Gallen will be deemed to beneficially own 23,276,922 Shares or 29.0% of the Shares deemed issued and outstanding as of April 27, 2006.

Item 1.   Security and Issuer.
          -------------------

          Item 1 is hereby restated in its entirety as follows:

          The class of equity securities to which this Schedule 13D Amendment No. 3 relates is the common stock, par value $0.001 per share (the "Shares"), of a21, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 7660 Centurion Parkway, Jacksonville, Florida 32256.


Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby restated in its entirety as follows:

          The person filing this statement is Jonathan Gallen, whose business address is c/o Ahab Partners, L.P., 299 Park Avenue, New York, New York 10171. Mr. Gallen serves, indirectly through one or more entities, as the investment adviser for, and exercises sole voting and investment authority with respect to the securities held by, each of (i) Ahab Partners, L.P., a New York limited partnership ("Ahab Partners"), (ii) Ahab International, Ltd., a corporation organized under the laws of the Bahamas ("Ahab International," and, together with Ahab Partners, the "Ahab Funds"), (iii) Queequeg Partners, L.P., a Delaware limited partnership ("Queequeg Partners") and (iv) Queequeg, Ltd. ("Queequeg Limited," and, together with Queequeg Partners, the "Queequeg Funds"). The Ahab Funds and the Queequeg Funds (together, the "Funds") are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Gallen also invests his personal funds and provides investment management services for various other third parties.

          Mr. Gallen has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Item 3 is hereby restated in its entirety as follows:

          All of the funds used to purchase the  convertible  notes described in
Item 5 of this Schedule 13D Amendment No. 3 on behalf of the Queequeg Funds have come directly from the assets of the Queequeg Funds. The aggregate amount of funds used in making the purchase specified herein was $2,000,000.00.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby restated in its entirety as follows:

          The acquisition of the securities referred to herein is for investment purposes on behalf of the Funds. Mr. Gallen has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D Amendment No. 3.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby restated in its entirety as follows:

          Based upon information set forth in the Company's Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on April 24, 2006, there were 77,073,129 Shares issued and outstanding as of March 27, 2006.

          As of April 27, 2006, the Ahab Funds held an aggregate of 20,200,000 Shares. On April 27, 2006, the Queequeg Funds purchased notes issued jointly by the Company and one of its affiliates in the aggregate principal amount of $2,000,000 (the "Notes"), as described in Item 6 of this Schedule 13D Amendment No. 3. Upon the Company's receipt of written authorization of a majority of its shareholders to increase the number of its authorized shares to allow for the full conversion of the Notes into Shares, the Notes will be convertible into 3,076,922 Shares, subject to adjustment in certain circumstances. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 20,200,000 Shares, or 26.2% of the Shares deemed issued and outstanding as of April 27, 2006. Upon satisfaction of the condition precedent with respect to the Notes described above, Mr. Gallen will be deemed to beneficially own 23,276,922 Shares or 29.0% of the Shares deemed issued and outstanding as of April 27, 2006.

          During the sixty days on or prior to April 27, 2006, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the purchase by the Queequeg Funds, on April 27, 2006, of the convertible Notes described in Item 6 of this Schedule 13D Amendment No. 3 for an aggregate purchase price of $2,000,000. The purchase described above was effected by the Queequeg Funds in a private transaction with the Company and certain other third parties.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          -----------------------------------------

          Item 6 is hereby restated in its entirety as follows:

          Pursuant to a Stock Purchase Agreement, dated as of April 27, 2006 (the "Purchase Agreement"), by and among the Company, SuperStock, Inc., a Florida corporation and subsidiary of the Company ("SuperStock," and together with the Company, the "Companies"), each of the purchasers set forth on Exhibit A thereto and Queequeg Partners, as agent for the purchasers (the "Agent"), the Companies issued $15,500,000 of Senior Secured Convertible Notes, as more particularly set forth and described in the Purchase Agreement incorporated by reference as Exhibit 1 hereto. The Notes, due March 31, 2011, bear interest at 5% per annum, as more particularly set forth and described in the form of Note incorporated by reference as Exhibit 2 hereto.

          In connection with the purchase of the Notes and the related transactions thereto described in this Schedule 13D Amendment No. 3, among other agreements, the Company and the Agent, on its own behalf and on behalf of the holders of the Notes, entered into (i) a Registration Rights Agreement, dated as of April 27, 2006 (the "Registration Rights Agreement"), pursuant to which the Company shall register the Shares issued pursuant to the Notes for resale by the filing of a registration statement with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Registration Rights Agreement incorporated by reference as Exhibit 3 hereto and (ii) a Master Security Agreement, dated April 27, 2006 (the "Master Security Agreement"), pursuant to which the Notes are secured by substantially all of the assets of the Companies, as more particularly set forth and described in the Master Security Agreement incorporated by reference as Exhibit 4 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 3 are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D Amendment No. 3 as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Gallen and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby restated in its entirety as follows:

          1. Securities Purchase Agreement dated as of April 27, 2006 by and among a21, Inc., SuperStock, Inc., Queequeg Partners, L.P. and the purchasers named therein, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated April 27, 2006, as filed by a21, Inc. with the Securities and Exchange Commission on May 3, 2006.

          2. Form of Secured Convertible Term Note dated as of April 27, 2006 by and among a21, Inc., SuperStock, Inc. and various purchasers thereof, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, dated April 27, 2006, as filed by a21, Inc. with the Securities and Exchange Commission on May 3, 2006.

          3. Registration Rights Agreement dated as of April 27, 2006 by and between a21, Inc. and Queequeg Partners, L.P., on its own behalf and as Agent for various other parties named therein, incorporated by reference to Exhibit
4.2 to the Current Report on Form 8-K, dated April 27, 2006, as filed by a21, Inc. with the Securities and Exchange Commission on May 3, 2006.

          4. Master Security Agreement dated as of April 27, 2006 by and between a21, Inc. and Queequeg Partners, L.P., on its own behalf and as Agent for various other parties named therein, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated April 27, 2006, as filed by a21, Inc. with the Securities and Exchange Commission on May 3, 2006.




                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        May 9, 2006


                                        /s/ Jonathan Gallen
                                        ----------------------------------------
                                        Jonathan Gallen, in his capacity as the
                                        investment  adviser  for Ahab  Partners,
                                        L.P., Ahab International, Ltd., Queequeg
                                        Partners, L.P. and Queequeg, Ltd.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).